FE
12-31-01

PATTERNS OF SUCCESS

DSP GROUP, INC. 2001 ANNUAL REPORT

DSP Group, Inc. provides solutions that are the core of many of the technological products used daily. We are a leading developer of high performance, low power, application-specific chips and intellectual property for the embedded DSP market.

As an intellectual property company, DSP Group is a leading developer and licensor of high performance, cost effective, programmable Digital Signal Processor (DSP) cores. These cutting edge cores are used for high volume and emerging applications such as wireless and broadband communications, Voice-over-Packet Network (VoPN), consumer multimedia, disk drive controllers and more.

DSP Group also operates as a fabless semiconductor company by combining core technologies with proprietary algorithms. Our Application Specific Standard Products for Total Telephony Solutions™ address leading market standards.

Our core technologies are focused on programmable DSP cores, mixed signal, RF and speech and telephony algorithms. These key enabling technologies allow DSP Group to offer state-of-the-art solutions for emerging DSP applications.



Patterns impose meaning and context. Our Intellectual Property represents an ongoing search after the patterns that drive emerging technologies.

RESPONSIVE
PATTERNS

In 2001, we responded to the need for accelerating time-to-market with our OpenKey™ family of solutions. More ready to go than ever for such emerging applications as Digital Still Cameras and Voice-over-IP, our new solutions are an excellent stepping stone for the move to licensing, once there is a steady mass market. Customers welcome the accelerated market launch, and the opportunity to add their own differentiating features. We plan to expand the OpenKey family of solutions to address additional promising market segments.



Every pattern is part of an endless cycle of natural or man-made responses to a changing world.
The more focused the pattern, the more effective the response.

(US dollars in thousands, except per share amounts)

Revenues


$ 61,959
$ 63,850
$ 76,433
$ 109,513
$114,674
1997
1998
1999
2000
2001

Operating Income

(Excluding Unusual Expense Items)


$ 11,788
$ 14,387
$ 13,003
$ 20,269
$ 14,315
1997
1998
1999
2000
2001

Net income

(Excluding Capital Gains and Unusual Expense Items)


$ 11,034
$ 13,600
$ 16,948
$ 29,798
$ 21,916
1997
1998
1999
2000
2001

Earnings Per Share

(Excluding Capital Gains and Unusual Expense Items)


$ 0.54
$ 0.68
$ 0.67
$ 1.04
$ 0.79
1997
1998
1999
2000
2001

To our stockholders,

From many aspects, 2001 has been a year of great challenges for technology companies. The crisis in the global telecommunications sector, the events of September 11th, and the widespread economic uncertainty joined to create a tough business environment.

We are pleased to report that despite these difficult conditions, we succeeded in increasing our sales volume to $114.6 million, a 4.7% growth compared to 2000.

Financial Highlights

Our Product revenues totaled $88 million, an increase of 4.3% over 2000. Our Licensing revenues reached $26.6 million, a rise of 5.8% over 2000.

Confident about the level of our revenues, we decided to maintain our original extensive R&D program, which called for an investment of $26 million for the year, an increase of 25% over 2000. We believe these current investments will better position us with advanced technologies and products when the market turns around and the general economical environment improves.

As a result, our net income was $21.9 million, a decrease of 56% compared to 2000 (a decrease of 26.4% if capital gains and extraordinary expense items are excluded).

Our stockholders equity reached $279 million compared to $246.2 million in 2000, an increase of 13%.

New Technologies and Products

A major event in the Products division in 2001 was the launch of a new IC (Integrated Circuit) for digital, narrowband 900MHz application. This product is the first IC to integrate communication protocol functions (baseband) and telephony functions on one silicon piece. Deliveries of this new product began in the second quarter of 2001 and were a big success.

In 2002 we also completed the design of two 2.4GHz chipsets for single handset and multi-handset cordless applications, that include our first CMOS RF chip. We consider this design to be a significant technology achievement, which will enable us in the future to integrate RF and baseband on a single chip. Delivery of these two chipsets will begin in the first half of 2002.

In the DSP Core business, we continued the development of our next generation of DSP Core. In addition, we released a new design flow and methodology that will enable our licensees to achieve a balanced optimization for their own process and application of power consumption, speed performance and cost-effective silicon size.

We enriched our Intellectual Property (IP) offerings as well, by releasing two IP solutions for Digital Still Cameras (DSC) and Voice Over Packet Networks (VoPN), which include both our DSP Core and software. For VoPN, the solution also includes a complete chip design.

Separating our two business lines

In April 2002 we announced our agreement with Parthus Technologies plc. to merge Parthus with our IP Licensing business.

Our original decision to separate the IP Licensing business by combining a public offering with a spin off to our stockholders, for which we have received an IRS ruling for a tax free transaction, was postponed due to very challenging market conditions resulting from the slow down of the entire Technology sector and specifically the communication sector.

We continued to look for ways to separate the activities, and we found in Parthus the ideal partner for the creation of what we believe will be a most significant player in the Silicon IP market.

Parthus is an established leader in platform-level IP solutions (complete silicon and software IP solutions) targeting key technologies related to the mobile Intenet.

Our IP Licensing division is the leading independent supplier of DSP Core to the semiconductor industry and its SmartCores^{tm} technology is the licensed DSP core of choice in the cellular phone market.

Key strengths of the combined company, ParthusCeva are expected to include:

- Market leadership in both DSP cores and platform -level IP solutions that build around the DSP cores;
- Strong positioning in large and fast-growing markets such as wireless communications, mobile computing, automotive, consumer entertainment and computer networking;
- Compelling product offering which includes IP solutions for key applications such as Bluetooth, GPS, W-CDMA, VoIP and MP3;
- Strategically well positioned to exploit the industry shift toward the licensing of open-standard processor architectures;

- Blue-chip semiconductor and OEM customers (including nine out of the top-10 semiconductor companies) with demonstrated strong customer retention and significant cross-selling opportunities; and
- Proven business model with scalable, high margin revenues and pro forma combined net cash position in excess of US $80 million.

The merger will create what we believe to be the leading independent provider of DSP-based IP solutions with strong customer penetration of many of the world's largest semiconductor companies and OEMs. ParthusCeva will be in the unique position of being able to offer an integral IP solution - including communication, application and multimedia IP built around the company's DSP core technology. This integrated solution will favorably position ParthusCeva to exploit the industry trend towards the licensing of open-standard IP architectures for the digital economy.

During 2001, our customers proved their loyalty to the company, its advanced Technology and Products, and the policy of extensive support. This was reflected in our financial results in growth and profitability, despite the tough surrounding conditions in all technology sectors.

These achievements could not be reached without our excellent employees, whose efficiency and dedication puts us in a leading position in the technology sector with a level of revenue per employee of $533,000 for the year.

Our decision not to reduce our ambitious R&D program despite challenging economic and market conditions, the launch of new products and technologies in 2001, our large and loyal customer base and outstanding employees, are the basis for our continuing effort to increase stockholder value in the years to come.

Eli Ayalon
Chairman & CEO

COMPLETE PATTERNS

We continuously strengthen our licensable offerings through partnerships with third parties that can enhance performance and expand capabilities. In 2001 we signed agreements which follow the trend towards highly integrated System-on-a Chip (SoC) designs. Sales of Semiconductor Intellectual Property (SIP) products that enable the SoC trend are growing exponentially.

"...it's clear the DSP Group dominates the market for licensed core DSP, in cellular terminals." / *Will Strauss, President, Forward Concepts* /



Learning from nature, we seek both the universality and particularity of the world around us. Completeness encompasses both the micro and macro, achieving patterns that integrate many levels

FUNCTIONAL
PATTERNS

Our new family of DSP-based silicon solutions for a full range of digital cordless phones is our latest commitment to Total Telephony Solutions™. We aim to provide products for all major telephony standards, and within each standard, for the entire product line-up. The new Range 900 Family joined other DSP Group technologies to provide end-to-end functionality for digital cordless phones.

"We feel that DSP Group helps us in our race to market with attractively innovated new products. We find that your technology and service are in tune with our changing needs." / Eiichi Tanaka, General Manager, Telephone Business Unit, Kyushu Matsushita Electric Co., Ltd./



Elegance is the key to functional patterns. From start to finish, the elegant pattern is the simplest solution to a complex challenge.

SATISFYING
PATTERNS

We strongly believe that customer satisfaction is the ultimate goal of every business. We strive to build a relationship that is responsive to needs, and which makes every encounter with our team pleasant and practical. Customer feedback drives our R&D to create the functionalities of tomorrow. Our long-term approach to relationship building is rewarded by a significant percentage of repeat orders.

"We value the personal interest the DSP team takes in our business. We feel that is an added value to have a supplier that shares our goals with us."

/ *CH. Tong, Managing Director, CTT Telecom (HK) Ltd.* /



When a pattern is satisfying, mass merchandizing takes over. The spark that creates the popular pattern, however, is ignited in the individual human brain, the most astonishing pattern of all.

Price range of common stock

DSP Group's common stock,par value $0.001, trades on the Nasdaq National Market (Nasdaq symbol "DSPG"). The following table presents for the periods indicated the high and low sales prices for our common stock as reported by the Nasdaq National Market:

Year Ended December 31, 2001	**High**	**Low**
First Quarter	**$ 29.63**	**$ 14.75**
Second Quarter	**$ 23.30**	**$ 13.50**
Third Quarter	**$ 26.48**	**$ 18.30**
Fourth Quarter	**$ 24.69**	**$ 18.82**

Year Ended December 31, 2000	High	Low
First Quarter	$ 71.19	$ 38.00
Second Quarter	$ 74.50	$ 35.00
Third Quarter	$ 64.75	$ 36.38
Fourth Quarter	$ 38.00	$ 18.63

As of March 14, 2002, there were approximately 86 holders of record of DSP Group's Common Stock, which we believe represents approximately 11,768 beneficial holders. We have not paid cash dividends on our Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in our business.

Selected Consolidated Financial Data

(US dollars in thousands, except per share amounts) Year Ended December 31,	**2001**	2000	1999	1998	1997
Statements of Operations Data:					
Revenues	**$ 114,674**	$ 109,513	$ 76,433	$ 63,850	$ 61,959
Income from continuing operations	**$ 21,916**	$ 49,835	$ 54,579	$ 14,415	$ 11,034
Weighted average number of Common Stock outstanding during the period used to compute basic net earnings per share	**26,641**	26,616	23,468	19,536	19,472
Weighted average number of Common Stock outstanding during the period used to compute diluted net earnings per share	**27,606**	28,669	25,442	20,032	20,406
Basic net earnings per share	**$ 0.82**	$ 1.87	$ 2.33	$ 0.74	$ 0.57
Diluted net earnings per share	**$ 0.79**	$ 1.74	$ 2.15	$ 0.72	$ 0.54
Balance Sheet Data:					
Cash, cash equivalents, marketable securities and short term bank deposits	**$ 249,791**	$ 223,201	$ 161,371	$ 66,989	$ 65,944
Working capital	**$ 107,328**	$ 137,011	$ 123,810	$ 12,750	$ 51,859
Total assets	**$ 312,379**	$ 282,807	$ 206,179	$ 85,791	$ 85,826
Total stockholders' equity	**$ 278,977**	$ 246,165	$ 183,957	$ 75,695	$ 74,170

(Unaudited, US dollars in thousands, except per share amounts) Year Ended December 31, Fiscal Years by Quarter			**2001**					2000
Quarterly Data:	**4TH**	**3RD**	**2ND**	**1ST**	4TH	3RD	2ND	1ST
Revenues	**$ 29,187**	**$ 34,955**	**$ 26,358**	**$ 24,174**	$ 31,425	$ 28,988	$ 25,713	$ 23,387
Gross profit	**$ 14,222**	**$ 17,311**	**$ 14,601**	**$ 14,167**	$ 18,167	$ 16,073	$ 13,776	$ 12,589
Net income	**$ 4,043**	**$ 6,854**	**$ 5,357**	**$ 5,662**	$ 8,743	$ 8,428	$ 17,255	$ 15,409
Net earnings per share - Basic	**$ 0.15**	**$ 0.26**	**$ 0.20**	**$ 0.21**	$ 0.33	$ 0.31	$ 0.65	$ 0.60
Net earnings per share - Diluted	**$ 0.15**	**$ 0.25**	**$ 0.20**	**$ 0.21**	$ 0.31	$ 0.29	$ 0.59	$ 0.54

Financial Contents

Results of Operations

Year 2001 was a challenging year for DSP Group. However, despite the global economic downturn, the September 11 events and the challenges faced by companies operating in the telecommunication and semiconductors markets in 2001, we were among the few companies that demonstrated growth in their top line, and recorded operating and net profits of 12% and 19% of revenues, respectively. In the second quarter of 2001, we successfully launched our new generation of cordless telephony products, 900MHz Narrow Band. Our liquidity continued to improve throughout 2001 and by year end, we achieved new record highs for DSP Group with respect to cash, cash equivalents, marketable securities and short term bank deposits. Such increases were derived primarily from increased revenues and reduced operating working capital and capital expenditure requirements. Our future operating results will be dependent upon a variety of factors. In evaluating our business, you should carefully consider the information set forth under the caption "Risk Factors" and in other sections of our Annual Report on Form 10-K.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, taxes on income, financing operations, warranty obligations and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

- *Revenue Recognition* We recognize product revenue using the guidance from SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" and Statement of Financial Accounting Standards, or SFAS, No. 48 "Revenue Recognition When Right of Return Exists." We recognize software revenue in accordance with SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." We periodically consider arrangements regarding certain customers with payment terms extending beyond customary payment terms not to be fixed or determinable. We also record estimated reductions to revenue for product returns. If our customers return more products than we estimate, additional reductions to revenue may be required. In addition, we defer revenue associated with long-term customer maintenance contracts. The value of these contracts is recognized ratably over the length of the customer contract.
- *Inventory* We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
- *Deferred Taxes* We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations.
- *Investments in Available for Sale Marketable Equity Securities - AudioCodes Ltd. and Tomen Corporation* We classify these investment securities as available-for-sale securities. Pursuant to SFAS No. 115, such securities are measured at fair market value in the financial statements with unrealized gains or losses recorded in other comprehensive income until the securities are sold or otherwise disposed of. However, in accordance with SFAS No. 115, a decline in fair market value below cost that is other than temporary is accounted for as a realized loss.

Total Revenues

Our total revenues were $114.7 million in 2001, $109.5 million in 2000 and $76.4 million in 1999. This represents an increase in total revenues of 5% in 2001 as compared to total revenues in 2000, and an increase of 43% in total revenues in 2000 as compared to those in 1999. The increase in revenues in 2001 as compared to 2000 was primarily the result of strong demand for our 900 MH Narrow Band chip set. Our licensing revenues in 2001 were $26.6 million as compared to $25.1 million in 2000 and $19.0 million in 1999. This represents an increase in licensing revenues of 6% in 2001 as compared to 2000, and an increase of 32% in 2000 as compared to those in 1999. The increase in our licensing revenues in 2001 as compared to 2000 was primarily the result of an increase in support and contract engineering activities.

In 2001, we witnessed a challenging environment in the telecommunication and semiconductors industries, resulting in longer sales cycles and delays in the purchase decision-making processes of potential customers for our DSP Core technology. This resulted in fewer number of new license agreements executed in 2001, as compared to 2000, and limited business visibility for future license agreements.

Export sales, primarily consisting of Integrated Digital Telephony (IDT) speech processors shipped to manufacturers in Europe and Asia, including Japan, as well as license fees on DSP cores to foreign customers, represented 89% of our total revenues in 2001, as compared to 86% in 2000 and 97% in 1999. The increase in export sales in 2001 as compared to 2000 was primarily due to higher sales to the Japanese market (especially IDT product sales) and less sales to the American market (especially in our licensing activities). All export sales are denominated in U.S. dollars.

Significant Customers

Revenues from one distributor, Tomen Electronics, accounted for 56% of our total revenues in 2001 as compared to 52% in 2000 and 47% in 1999. The slight increase in 2001 as compared to 2000 is primarily due to a greater number of sales in Japan. The loss of Tomen Electronics or one or more of our other major distributors or customers could harm our business, financial condition and results of operations.

Gross Profit

Gross profit as a percentage of total revenues was 53% in 2001, 55% in 2000 and 57% in 1999. The decrease in total gross profit in 2001 as compared to 2000 was due to a change in the product mix associated with the introduction of our new Cordless chip set and an inventory write-off of approximately $1.0 million associated with our old line of products consisting of CT000 and D6000.

Product gross profit as a percentage of product sales was 40% in 2001, 43% in 2000 and 42% in 1999. In each of these years, we managed to partially offset the continued decline in average selling prices of our products with a reduction in manufacturing costs, partially due to technological improvements.

Research and Development Expenses

Research and development expenses increased significantly to $26.2 million in 2001, from $20.9 million in 2000 and $15.4 million in 1999. The increase in research and development expenses in 2001 as compared to those in 2000 were primarily due to the hiring of additional engineers associated with our VoIP and RF 2.4GHz CMOS design projects. The increase in research and development expenses in 2000 as compared to those in 1999 were primarily due to the hiring of additional engineers associated with the acquisition of VoicePump, as well as from an increase in external services provided to our research and development team. Our average engineering headcount in 2001 increased by 18% as compared to 2000 and 45% in 2000 as compared to 1999. Research and development expenses as a percentage of total revenues were 23% in 2001, 19% in 2000 and 20% in 1999.

Sales and Marketing Expenses

Our sales and marketing expenses were $12.1 million in 2001, $12.9 million in 2000 and $9.3 million in 1999. The slight decrease in expenses in 2001 as compared to those in 2000 was primarily due to lower sales commission due to different commission rates applied on a change in product mix sold in 2001. The increase in expenses in 2000 as compared to 1999 was due to an increase of 17% in our sales and marketing personnel, as well as to an increase in our sales commissions (due to the increase in our revenues) and higher facility costs for our Japanese subsidiary, Nihon DSP K.K. Sales and marketing expenses as a percentage of total revenues were 11% in 2001 and 12% in both 2000 and 1999.

General and Administrative Expenses

Our general and administrative expenses increased to $7.7 million in 2001 from $6.5 million in 2000 and from $5.5 million in 1999. General and administrative expenses increased in 2001 from 2000, mainly due to additional personal as well as amortization of goodwill related to the acquisition of VoicePump. General and administrative expenses increased in 2000 from 1999, mainly due to an increase in accounting, tax and legal professional expenses we incurred with respect to the proposed spin-off of our DSP Cores licensing division. General and administrative expenses as a percentage of total revenues were 7% in 2001, 6% in 2000 and 7% in 1999.

Unusual Items

In the first quarter of 2000, we recorded two unusual expense items amounting to approximately $14.2 million. A write-off of $11.9 million was recorded relating to the acquired in-process research and development in connection with the acquisition of approximately 73% of the outstanding shares of VoicePump. An expense of $2.3 million was recorded reflecting the accelerated amortization of acquired assets and intangibles related to the 1999 acquisition of 900 MHz RF and baseband technology from Applied Micro Devices, Inc. We did not record any unusual items in 1999 or 2001.

Interest and Other Income (Expense)

Interest and other income and interest and other expenses, net, decreased slightly to income of $13.0 million in 2001 from income of $13.3 million in 2000. Interest and other income net of interest expenses was $5.8 million in 1999. The decrease in interest and other income net of interest expense in 2001 as compared to 2000 was a result of overall lower market interest rates in 2001, off-set by higher levels of cash, cash equivalents, marketable securities and short term bank deposits in 2001. The increase in interest income in 2000 as compared to 1999, was a result of higher levels of cash, cash equivalents, marketable securities and short term bank deposits in 2000, mainly due to additional sales of a portion of our equity investment in AudioCodes, as well as higher yields on our financial investments in 2000.

Equity in Earnings of Affiliate

Starting April 1, 2001, we no longer had significant influence over the operating and financial policies of AudioCodes and thus cannot implement the equity method of accounting for this investment. Equity in income of equity method investees was $105,000 in 2001 (all of which were recorded in the first quarter of 2001), $2,644,000 in 2000 and $2,475,000 in 1999.

As of December 31, 2001, we owned approximately 4.5 million shares of AudioCodes common stock, which represents approximately 11% of the outstanding capital of AudioCodes. All shares and per share numbers with respect to AudioCodes have been adjusted to reflect the 2 for 1 stock split effected by AudioCodes in October 2000.

As of December 31, 2001, the fair market value of our investment in AudioCodes was approximately $25.1 million.

For more information about related party transactions, see Note 8 to the attached Notes to Consolidated Financial Statement for the year ended December 31. 2001.

Capital Gain

In May 1999, we exercised our warrant to purchase approximately 3.5% of the outstanding stock of AudioCodes for approximately $1.2 million. In the same month, AudioCodes completed its initial public offering (IPO) and is now listed on the Nasdaq SmallCap Market under the symbol "AUDC." In its IPO, AudioCodes issued 7.0 million shares at a price of $7.00 per share. As a result, we recorded in "Other income (expense)" in our consolidated statements of income for 1999 a one-time capital gain in the amount of $11.8 million. This amount was comprised of $9.4 million, from the sale of our shares sold in the IPO and $2.5 million from the sale of approximately 496,000 of our AudioCodes shares to the underwriters to cover their overallotment option. The gross proceeds from our sale were approximately $3.2 million. In October 1999, AudioCodes successfully concluded a follow-on public offering of 6.0 million shares at a price of $20.50 per share. In the follow-on offering, AudioCodes issued and sold 3.0 million shares and an additional 3.9 million shares were sold by shareholders, of which approximately 2.1 million shares were sold by us in two separate transactions. Our proceeds from these transactions were approximately $42.8 million, and we recorded in 1999 an additional capital gain in the amount of $47.1 million. This amount was comprised of $10.8 million, which resulted from the public offering and $36.3 million from the sale of approximately 2.1 million AudioCodes' shares. As of December 31, 1999, we held approximately 5.8 million AudioCodes shares, which represented about 15% of its outstanding shares. In January 2000, we sold 1.2 million shares of AudioCodes for approximately $43.8 million and recorded in the first quarter of 2000 a capital gain in the amount of $40.0 million. In June 2000, we sold an addition 0.5 million shares of AudioCodes for approximately $19.2 million and recorded in the second quarter of 2000, an additional capital gain in the amount of $17.6 million. In the forth quarter of 2000, we purchased in the open market 300,000 of AudioCodes shares for approximately $4.9 million. This transaction created an excess of purchase price over net assets acquired (approximately $3.75 million at the date of purchase), which was attributed to goodwill to be amortized over seven years. As of December 31, 2001, we own approximately 4.5 million shares of AudioCodes common stock, which represents approximately 11% of the outstanding capital of AudioCodes. All shares and per share numbers with respect to AudioCodes have been adjusted to reflect the 2 for 1 stock split effected by AudioCodes in October 2000.

Provision for Income Taxes

Our effective tax rate was 20.5% for 2001, 18.0% (excluding tax on capital gain) for 2000 and 22.0% for 1999. The tax rate for 2001 was higher compared to 2000, due to relative decrease in income subject to foreign tax holiday benefits. The tax rate for 2000 was higher compared to 1999, due mainly to our higher utilization of foreign tax holiday benefits in 1999.

DSP Group Ltd., our Israeli subsidiary, has been granted "Approved Enterprise" status by the Israeli government according to five investment plans. The Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10% to 25% for an additional six or eight years, on the respective investment plans' proportionate share of taxable income. The tax benefits under these investment plans are scheduled to gradually expire starting from 2005 through to 2012.

Our management has assessed the need for a valuation allowance against deferred tax assets and has concluded that it is more likely than not that $2.3 million deferred tax assets will be realized based on current levels of future taxable income and potentially refundable taxes.

Related Party Transactions

From 1993 and until 2001, we engaged in a development and licensing agreement with AudioCodes. Under the agreement, AudioCodes performed certain research and development services for us for which we paid AudioCodes a service fee. We also paid AudioCodes royalty fees realized from the sale of our products that incorporated their technology.

In addition, we were a supplier of chips to AudioCodes for which we received $511,000 in 2001. For more information about our various arrangements with AudioCodes, see Note 8 to the attached Notes to Consolidated Financial Statement for the year ended December 31, 2001.

Liquidity and Capital Resources

During 2001, we generated $25.5 million of cash and cash equivalents from our operating activities, as compared to $9.6 million during 2000 and $2.7 million in 1999. The significant increase in 2001 of cash and cash equivalents as compared to 2000 occurred even though we experienced a significant decrease in net income in 2001 as compared to 2000. The increase was due mainly to the non-cash effects of the capital gains attributed to the sale of AudioCodes common stock, an increase in deferred income tax, net, and a decrease in our trade receivables. The significant increase in 2001 of cash and cash equivalents was partially offset by the write-off of the in-process research and development costs in connection with the VoicePump acquisition, as well as decrease in trade payable, income tax payable and accrued expenses and other accounts payable. The increase in 2000 of cash and cash equivalents as compared to 1999 was due mainly to the non-cash effects of the write-off of the in-process research and development costs in connection with the VoicePump acquisition and the increase in accounts payable and accrued expenses. The increase in 2000 of cash and cash equivalents over 1999 was partially offset by the decrease in deferred income taxes, as well as to the increase in income tax payable.

We invest excess cash in short-term bank deposits and marketable securities of varying maturity, depending on our projected cash needs for operations, capital expenditures and other business purposes. In 2001, we purchased $194.0 million of investments classified as short-term cash deposits and marketable securities, as compared to $155.0 million in 2000 and $131.4 million in 1999. In addition, $162.9 million of our investments classified as marketable securities matured in 2001 as compared to $120.0 million in 2000 and $48.7 million in 1999. During 2001 and 2000, the average maturity for our investments was approximately 23 months and 12 months, respectively.

Our capital equipment purchases amounted to $4.5 million in 2001, $3.4 million in 2000 and $5.2 million in 1999 for computer hardware and software used in engineering development, engineering test and lab equipment, leasehold improvements, vehicles, and furniture and fixtures.

In September 2000, we invested approximately $485,000 (50.0 million Yen) in exchange for stock in our Japanese distributor's parent company, Tomen Corporation, as part of a long-term strategic relationship. Tomen's shares are traded on the Japanese stock exchange, and are recorded in "Other Investments" on the balance sheets, and accounted for as available for sale marketable equity securities. As of December 31, 2001, the fair market value of our investment in Tomen was approximately $292,000.

On February 2, 1999, we issued and sold 2.3 million shares (pre-split 2:1) of our common stock, which represented 19.6% of our outstanding common stock at the time of the transaction, to Magnum Technologies Ltd., an international investment fund, for an aggregate net proceeds to us of $34.5 million. In February and August 2000, Magnum sold 2.9 million shares of its holdings. In August 2001 Magnum sold 906,500 shares of our common stock. In the beginning of 2002, Magnum sold 749,200 shares of our common stock. After the sales, Magnum currently holds approximately 1.3 million shares, representing approximately 4.7% of our outstanding shares of common stock as of March 14, 2002.

Cash received upon the exercise of employee stock options and through purchases pursuant to our employee stock purchase plan in 2001 totaled $4.9 million, as compared to $15.6 million in 2000 and $20.4 million in 1999.

Stock Repurchase Program

In March 1999, our Board of Directors authorized the company to repurchase up to an additional 2,000,000 shares of our common stock from time to time on the open market or in privately negotiated transactions, thereby increasing the total shares authorized to be repurchased by the company to 4,000,000 shares. Accordingly, during the year 2001, we repurchased 40,000 shares of our common stock at an average price of $20.30 per share, for an aggregated purchase price of $0.8 million. In 2001, we issued 451,000 shares of our common stock to employees who exercised their stock options.

At December 31, 2001, our principal source of liquidity consisted of cash, cash equivalent and cash deposits totaling $39.1 million and held to maturity marketable securities and short-term bank deposits totaling $210.6 million. Our working capital at December 31, 2001 was $107.3 million.

We believe that our current cash, cash equivalents, cash deposits and marketable securities will be sufficient to meet our cash requirements through at least the next 12 months. A decrease in our sales or demand for products incorporating our technology would likely affect our working capital amounts. As part of our business strategy, we occasionally evaluate potential acquisitions of businesses, products and technologies. Accordingly, a portion of our available cash may be used at any time for the acquisition of complementary products or businesses. Such potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. There can be no assurance that we will consummate any such transactions. See "Risk Factors - There are Risks Associated with our Acquisition Strategy" for more detailed information.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

It is our policy not to enter into interest rate derivative financial instruments, except for hedging of foreign currency exposures discussed below. We do not currently have any significant interest rate exposure since we do not have any financial obligation and our financial assets are measured on a held to maturity basis.

Foreign Currency Exchange Rate Risk

As a significant part of our sales and expenses are denominated in U.S. dollars, we have experienced only insignificant foreign exchange gains and losses to date, and do not expect to incur significant gains and losses in 2002. However, due to the recent increase in the volatility of the exchange rate of the NIS versus U.S. dollar, we decided to hedge part of the risk of a devaluation of the NIS which could have an adverse effect on the expenses that we incur in the State of Israel. For example, to protect against the increase in value of forecasted foreign currency cash flows resulting from salary payments during the year, we instituted a foreign currency cash flow hedging program. At the end of first quarter of year 2001, we started to purchase put option contracts and entered into forward contracts to hedge a portion of the anticipated NIS payroll of our Israeli subsidiary for a period of two to ten months. These options contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are all effective as hedges of these expenses. As of December 31, 2001, we recorded a comprehensive loss amounting to $30.5 thousands which derives from our forward contracts in respect to anticipated payroll payments expected in the year 2002. Such amounts will be recorded in earnings in 2002. For more information about our hedging activity, see Note 2 to the attached Notes to Consolidated Financial Statement for the year ended December 31, 2001.

European Monetary Union

Within Europe, the European Economic and Monetary Union (the "EMU") introduced a new currency, the euro, on January 1, 1999. Effective January 1, 2002, all EMU countries are expected to be operating with the euro as their single currency. We have assessed the effect the euro formation has on our internal systems and the sale of our products and believe that the cost related to the euro conversion is not material to us and will not have a substantial effect on our financial condition and results of operations.

Risk Factors

Various discussions in this Annual Report contain forward-looking statements concerning our future products, expenses, revenue, liquidity and cash needs, as well as our plans and strategies. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Numerous factors could cause our actual results to differ significantly from the results described in these forward-looking statements, including the following risk factors.

Our Quarterly Operating Results May Fluctuate Significantly

Our quarterly results of operations may vary significantly in the future for a variety of reasons, including the following:

- fluctuations in volume and timing of product orders;
- level of per-unit royalties;
- changes in demand for our products due to seasonal customer buying patterns and other factors;
- timing of new product introductions by us or our customers, licensees or competitors;
- changes in the mix of products sold by us or our competitors;
- fluctuations in the level of sales by original equipment manufacturers (OEMs) and other vendors of products incorporating our products; and
- general economic conditions, including the changing economic conditions in the United States.

Each of the above factors is difficult to forecast and could harm our business, financial condition and results of operations. Through 2002, we expect that revenues from our DSP core designs and TrueSpeech algorithms will be derived more from license fees than per unit royalties. The uncertain timing of these license fees has caused, and may continue to cause, quarterly fluctuations in our operating results. Our per unit royalties from licenses are dependent upon the success of our OEM licensees in introducing products utilizing our technology and the success of those OEM products in the marketplace. Per unit royalties from TrueSpeech licensees have not been significant to date, and we do not expect them to increase significantly in the future.

Furthermore, 2001 was a challenging year for the telecommunication and semiconductors industries, thereby resulting in longer sales cycles and delays in the purchase decision-making process of potential customers for our DSP Core technology. The longer sales cycles and various delays have further resulted in limited business visibility for completion of future license agreements. Accordingly, we may have difficulty in accurately forecasting our licensing revenues for any future quarter.

Our Average Selling Prices Continue to Decline

Sales of our IDT products consisted of 73% of our total revenues in 2001. However, we have experienced a decrease in the average selling prices of our IDT processors, which we have to date been able to partially offset on an annual basis through manufacturing cost reductions. However, we cannot guarantee that our on-going efforts will be successful or that they will keep pace with the anticipated, continuing decline in average selling prices of our IDT processors.

We Depend on the IDT Market Which is Highly Competitive

Sales of IDT products comprise 73% of our product sales. Any adverse change in the digital IDT market or in our ability to compete and maintain our position in that market would harm our business, financial condition and results of operations. The IDT market and the markets for our products in general are extremely competitive and we expect that competition will only increase. Our existing and potential competitors in each of our markets include large and emerging domestic and foreign companies, many of which have significantly greater financial, technical, manufacturing, marketing, sale and distribution resources and management expertise than we do. It is possible that we may one day be unable to respond to increased price competition for IDT processors or other products through the introduction of new products or reduction of manufacturing costs. This inability would have a material adverse effect on our business, financial condition and results of operations. Likewise, any significant delays by us in developing, manufacturing or shipping new or enhanced products in this market also would have a material adverse effect on our business, financial condition and results of operations.

Although the 900 Mhz Digital Spread Spectrum RF and Base Band technology acquired in 1999 from Advances Micro Devices gave us a "cheap entry ticket" into this market, this technology is not state of the art and we have noticed a trend of decreasing sales for product models which are based on this technology. In 2001, we introduced new RF and Base Band models. However, we cannot assure you that these new other enhanced models which we are developing will be accepted by the market.

Despite the recent success of development and sales of our DSP Cores, our customers continue to request new technologies not currently owned by us, and we may not succeed in developing such technologies in a timely basis and in a cost-effective manner, which could affect our competitive position and results of operations.

We Depend on Foundries to Manufacture Our Integrated Circuit Products

All of our integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of our increasing business, we are and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to us a sufficient portion of their foundry capacity to meet our needs in a timely manner. We currently do not have long-term supply contracts with any of these foundries. Therefore, they are not obligated to perform services or supply products to us for any specific period or in any specific quantities. To meet our increased wafer requirements, we have added additional independent foundries to manufacture our processors. Our reputation, competitive position and revenues could be harmed should any of these foundries fail to meet our request for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For example, foundries in Taiwan produce a significant portion of our wafers. As a result, earthquakes, aftershocks or other natural disasters in Asia could preclude us from obtaining an adequate supply of wafers to fill customer orders and could harm our reputation, business, financial condition, and results of operations. Our business could also be harmed if one or more of the foundries terminates its relationship with us and we are unable to obtain satisfactory replacements to fulfill customer orders on a timely basis.

Furthermore, there are other significant risks associated with relying on these third-party foundries, including:

- risks due to the fact that we have reduced control over production cost, delivery schedules and product quality;
- less recourse if problems occur as the warranties on wafers or products supplied to us are limited; and
- increased exposure to potential misappropriation of our intellectual property.

We May Need to Increase Our Research and Development Efforts to Remain Competitive

The DSP Cores market is experiencing extensive efforts by some of our competitors to use new technologies to manipulate their chip designs to increase the parallel processing of the chips and/or designs they offer. For example, one such technology used is Very Long Instruction Word (VLIW), which some of our competitors possess elements of, but which we do not possess at the present time. If such technology continues to improve the programming processing of these chips, or if other new technologies are demanded by our customers, we may need to further our research and development to obtain such technologies or our failure to remain competitive could have an adverse effect on our results of operations. We spent $26.2 million, or 23% of our total revenues, in 2001, on research and development and expect to continue to invest heavily in this area. However, we cannot assure you that this or future expenditures will result in new and enhanced products or such products will be accepted in the market.

We Depend on International Operations

We are dependent on sales to customers outside the United States. We expect that international sales will continue to account for a significant portion of our net product and license sales for the foreseeable future. For example, export sales, primarily consisting of Integrated Digital Telephony (IDT) speech processors shipped to manufacturers in Europe and Asia, including Japan, as well as license fees on DSP core designs, represented 89% of our total revenues for 2001. As a result, the occurrence of any negative international political, economic or geographic events could result in significant revenue shortfalls. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

- unexpected changes in regulatory requirements;
- fluctuations in the exchange rate for the United States dollar;
- imposition of tariffs and other barriers and restrictions;
- burdens of complying with a variety of foreign laws;
- political and economic instability; and
- changes in diplomatic and trade relationships.

We Rely on a Primary Distributor and the Failure of This Distributor to Perform as Expected Could Reduce Our Future Sales and Revenues

We sell our products to customers primarily through distributors and OEMs. Particularly, revenues from one distributor, Tomen Electronics, accounted for 56% of our total revenues in 2001. Our future performance will depend, in part, on this distributor to continue to successfully market and sell our products. The loss of this distributor and our inability to obtain a satisfactory replacement in a timely manner may harm our sales and results of operations.

We Face Risks From Operating in Israel

Our principal research and development facilities are located in the State of Israel and, as a result, at December 31, 2001, 164 of our 212 employees were located in Israel, including 106 out of 130 of our research and development personnel. In addition, although we are incorporated in Delaware, a majority of our directors and executive officers are residents of Israel. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although they have not done so to date, these restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, hostilities between Israel and some of its Arab neighbors have recently escalated and intensified. We cannot predict whether or in what manner these conflicts will be resolved. Our results of operations may be negatively affected by the obligation of key personnel to perform military service. In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Although we have operated effectively under these requirements since our inception, we cannot predict the effect of these obligations on the company in the future. Our operations could be disrupted by the absence, for a significant period, of one or more of our officers or key employees due to military service.

Moreover, part of our expenses in Israel are paid in Israeli currency, which subjects us to the risks of foreign currency fluctuations and to economic pressures resulting from Israel's general rate of inflation. While significant part of our sales and expenses are denominated in United States dollars, a portion of our expenses are denominated in new Israeli shekels. Our primary expenses paid in new Israeli shekels are employee salaries and lease payments on our Israeli facilities. As a result, an increase in the value of Israeli currency in comparison to the United States dollar could increase the cost of our technology development, research and development expenses and general and administrative expenses. We cannot assure you that currency fluctuations, changes in the rate of inflation in Israel or any of the other factors mentioned above will not have a material adverse effect on our business, financial condition and results of operations. From time to time, we use derivative instruments in order to minimize the effects of such developments, but our hedging positions may be partial, may not exist at all in the future or may not succeed to minimize our foreign currency fluctuation risks.

Any Future Profitability May Be Diminished If Tax Benefits from the State of Israel Are Reduced or Withheld

We receive certain tax benefits in Israel, particularly as a result of the "Approved Enterprise" status of our facilities and programs. To be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations. We believe that we will be able to continue to meet such conditions. Should we fail to meet such conditions in the future, however, we would be subject to corporate tax in Israel at the standard rate of 36%, and could be required to refund tax benefits already received. We cannot assure you that such grants and tax benefits will be continued in the future at their current levels or otherwise. The termination or reduction of certain programs and tax benefits (particularly benefits available to us as a result of the Approved Enterprise status of our facilities and programs) or a requirement to refund tax benefits already received may have a material adverse effect on our business, operating results and financial condition.

We Depend on OEMs and their Suppliers to Obtain Required Complementary

Components Some of the raw materials, components and subassemblies included in the products manufactured by our OEM customers, which also incorporate our products, are obtained from a limited group of suppliers. Supply disruptions, shortages or termination of any of these sources could have an adverse effect on our business and results of operations due to the delay or discontinuance of orders for our products by customers until those necessary components are available.

We Depend Upon the Adoption of Industry Standards that Use TrueSpeech Technology

Our business is partially dependent upon the establishment of industry standards for digital speech compression based on TrueSpeech algorithms in the computer telephony and VoIP markets. The development of industry standards utilizing TrueSpeech algorithms would create an opportunity for us to develop and market speech co-processors that provide TrueSpeech solutions and enhance the performance and functionality of products incorporating these co-processors.

In February 1995, the International Telecommunications Union established G.723.1, which is predominately composed of a TrueSpeech algorithm, as the standard speech compression technology for use in video conferencing over public telephone lines. In March 1997, the International Multimedia Teleconferencing Consortium, a nonprofit industry group, recommended the use of G.723.1 as the default audio coder for all voice transmissions over the Internet or for IP applications for H.323 conferencing products. If TrueSpeech algorithms are not adopted as the standard speech compression technology for different applications, the sales of our TrueSpeech products may not achieve anticipated levels. If new standards are developed based on technology we did not possess, our business could be harmed.

There Are Risks Associated with Our Acquisition Strategy

We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any other prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may require us to seek additional debt or equity financing.

Risks of Infringement of Intellectual Property Rights of Others

As is typical in the semiconductor industry, we have been and may from time to time be notified of claims that we may be infringing patents or intellectual property rights owned by third parties. For example, AT&T has asserted that G.723.1, which is primarily composed of our TrueSpeech algorithm, includes certain elements covered by a patent held by AT&T. AT&T has requested that video conferencing manufacturers license the technology from AT&T and has sued Microsoft, one of our TrueSpeech licensees, for infringement. Other organizations including Agere, NTT and VoiceCraft have raised public claims that they also have patents related to the G.723.1 technology. If litigation becomes necessary to determine the validity of any third party claims, it could result in significant expense to us and could divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor.

If it appears necessary or desirable, we may try to obtain licenses for those patents or intellectual property rights that we are allegedly infringing. Although holders of these types of intellectual property rights commonly offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacturing of products utilizing the technology.

Alternatively, we could be required to expend significant resources to develop non-infringing technology. We cannot assure you that we would be successful in developing non-infringing technology.

Protection of Our Intellectual Property Rights is Limited

Our success and ability to compete is in part dependent upon our internally developed technology and other proprietary rights, which we protect through a combination of copyright, trademark and trade secret laws, as well as through confidentiality agreements and licensing arrangements with our customers, suppliers, employees and consultants. In addition, we have filed a number of patents in the United States and in other foreign countries with respect to new or improved technology that we have developed. However, the status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, we cannot assure you that any patent application filed by us will result in a patent being issued, or that the patents issued to us will not be infringed by others. Also, our competitors and potential competitors may develop products with similar technology or functionality as our products, or they may attempt to copy or reverse engineer aspects of our product line or to obtain and use information that we regard as proprietary. Moreover, the laws of certain countries in which our products are or may be developed, manufactured or sold, including Hong Kong, Japan and Taiwan, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Policing the unauthorized use of our products is difficult and may result in significant expense to us and could divert the efforts of our technical and management personnel. Even if we spend significant resources and efforts to protect our intellectual property, we cannot assure you that we will be able to prevent misappropriation of our technology. Use by others of our proprietary rights could materially harm our business and expensive litigation may be necessary in the future to enforce our intellectual property rights.

Terrorist Attacks and Threats or Actual War May Negatively Impact All Aspects of Our Operations, Revenues, Costs and Stock Price

Recent terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, without limitation, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions impacting our domestic or foreign suppliers of merchandise, may impact our operations, including, among other things, causing delays or losses in the delivery of wafer supplies to us and decreased sales of our products. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs.

Our Stock Price May Be Volatile

Announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results, changes in the general conditions of the highly dynamic industry in which we compete or the national economies in which we do business, and other factors could cause the price of our common stock to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These factors and fluctuations could have a material adverse effect on the market price of our common stock.

Preliminary Discussions with Parthus Technologies plc.

We had previously announced that we contemplated a spinoff of our intellectual property licensing business. However, recently, we confirmed that we were in preliminary discussions with Parthus Technologies plc regarding a potential combination of Parthus' business with our IP licensing business. As of March 22, 2002, we have not come to any final agreements with Parthus regarding this potential transaction, and we cannot predict whether or when any business combination with Parthus Technologies will occur, if at all. If we do agree to combine our licensing business segment with Parthus Technologies, the process of separating our licensing business and integrating it with that of Parthus may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. Further, even if a business combination with Parthus Technologies was completed, we cannot assure you the business combination will achieve the levels of revenues, profitability or productivity or otherwise perform as expected. All of the forward-looking statements made herein with respect to our business, results of operation and financial condition are necessarily colored by, and would be materially affected by, any business transaction with Parthus Technologies, if it occurs.

To The Stockholders of DSP Group, Inc.

We have audited the accompanying consolidated balance sheets of DSP Group, Inc. (the "Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DSP Group, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Kost, Forer and Gabbay

KOST FORER & GABBAY

A member of Ernst & Young International
Tel Aviv, Israel
January 22, 2002,

Except for Note 9 as to which the date is March 15, 2002

(US dollars in thousands, except per share data) Years Ended December 31,	2001	2000	1999
Revenues:			
Product sales	$ 88,069	$ 84,384	$ 57,397
Software licensing, royalties and other	26,605	25,129	19,036
Total revenues	114,674	109,513	76,433
Costs of revenues:			
Product sales	52,782	47,861	33,051
Software licensing, royalties and other	1,591	1,047	155
Total cost of revenues	54,373	48,908	33,206
Gross profit	60,301	60,605	43,227
Operating expenses:			
Research and development - net	26,161	20,912	15,404
Sales and marketing	12,079	12,909	9,309
General and administrative	7,746	6,515	5,511
Impairment of tangible and intangible assets	–	2,285	–
In-process research and development write-off	–	11,869	–
Total operating expenses	45,986	54,490	30,224
Operating income	14,315	6,115	13,003
Financial and other income (expense):			
Interest and other income	13,255	13,507	6,048
Interest and other expense	(271)	(186)	(232)
Equity in earnings of affiliate	105	2,644	2,475
Minority interest in losses of subsidiary	173	627	–
Loss from issuance of subsidiary's stock	–	(100)	–
Capital gains from realization of investment	–	57,593	58,931
Income before taxes on income	27,577	80,200	80,225
Taxes on income	(5,661)	(30,365)	(25,646)
Net income	$ 21,916	$ 49,835	$ 54,579
Net earnings per share:			
Basic	$ 0.82	$ 1.87	$ 2.33
Diluted	$ 0.79	$ 1.74	$ 2.15

The accompanying notes are integral part of the consolidated financial statements.

(US dollars in thousands) December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 39,146	$ 45,035
Marketable securities and short term bank deposits (*)	70,893	94,256
Trade receivable, less allowance for returns of $123 in 2001 and 2000 and doubtful accounts of $418 in 2001 and $200 in 2000	14,430	16,932
Deferred income taxes	2,338	4,554
Other accounts receivable and prepaid expenses	1,866	1,445
Inventories	2,098	2,815
Total current assets	130,771	165,037
Property and equipment, net	7,589	6,451
Long term marketable securities (*)	139,752	83,910
Other investment	25,536	21,000
Other assets, net	6,419	4,259
Severance pay fund	2,312	2,150
Total Long term assets	174,019	111,319
Total assets	$ 312,379	$ 282,807

(*) Reclassified

The accompanying notes are integral part of the consolidated financial statements.

(US dollars in thousands, except share data) December 31,	2001	2000
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payable	$ 5,830	$ 8,092
Accrued compensation and benefits	6,033	5,276
Income taxes payable	5,301	6,414
Accrued royalties	2,723	2,472
Accrued expenses and other accounts payable	3,556	5,772
Total current liabilities	23,443	28,026
Long term liabilities:		
Accrued severance pay	2,418	2,147
Deferred income taxes	7,541	5,559
Minority interest	–	910
Total long term liabilities	9,959	8,616
Commitments and contingencies	–	–
Stockholders' equity:		
Preferred stock, $0.001 par value:		
Authorized shares - 5,000,000 as of December 31, 2001 and 2000		
Issued and outstanding shares - none as of December 31, 2001 and 2000	–	–
Common stock, $0.001 par value:		
Authorized shares — 50,000,000 as of December 31, 2001 and 2000		
Issued and outstanding shares — 26,873,717 as of December 31, 2001 and 26,248,057 as of December 31, 2000 (see note 4)	27	27
Additional paid-in capital	155,969	151,787
treasury stock	(8,623)	(19,940)
Accumulated other comprehensive income	2,652	–
Retained earnings	128,952	114,291
Total stockholders' equity	278,977	246,165
Total liabilities and stockholders' equity	$ 312,379	$ 282,807

The accompanying notes are integral part of the consolidated financial statements.

(US dollars in thousands) Three Years Ended December 31, 2001	Number of Common Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Other Comprehensive Income	Total Stockholders Equity
Balance at January 1, 1999	9,406	$ 9	$ 75,610	$ (12,053)	$ 12,129	$ –	$ 75,695
Net income	–	–	–	–	54,579	–	54,579
Total comprehensive income	–	–	–	–	–	–	54,579
Purchase of Treasury Stock	(200)	(*)	–	(2,710)	–	–	(2,710)
Issuance of Common Stock to investor	2,300	2	34,367	–	–	–	34,369
Exercise of Common Stock options by employees	256	(*)	5,640	–	–	–	5,640
Issuance of Treasury Stock upon exercise of stock options	879	1	1,948	14,272	(1,813)	–	14,408
Issuance of Treasury Stock upon purchase of ESPP shares	30	(*)	7	491	(113)	–	385
Income tax benefit from stock options exercised	–	–	1,591	–	–	–	1,591
Balance at December 31, 1999	12,671	$ 12	$ 119,163	$ –	$ 64,782	$ –	$ 183,957
Net income	–	–	–	–	49,835	–	49,835
Total comprehensive income	–	–	–	–	–	–	49,835
Purchase of Treasury Stock	(850)	(1)	–	(20,512)	–	–	(20,513)
Issuance of Common Stock in acquisition of VoicePump	261	1	14,897	–	–	–	14,898
Exercise of Common Stock options by employees	1,032	1	14,660	–	–	–	14,661
Issuance of Stock upon purchase of ESPP shares	41	(*)	651	–	–	–	651
Issuance of Treasury Stock upon exercise of stock options	24	1	–	572	(326)	–	247
Income tax benefit from stock options exercised	–	–	2,429	–	–	–	2,429
Stock split effected as a stock dividend (100%)	13,069	13	(13)	–	–	–	–
Balance at December 31, 2000	26,248	$ 27	$ 151,787	$ (19,940)	$ 114,291	$ –	$ 246,165
Net income	–	–	–	–	21,916	–	21,916
Unrealized gain on available for sale marketable securities, net	–	–	–	–	–	2,683	2,683
Realized loss from hedging activities	–	–	–	–	–	(31)	(31)
Total comprehensive income	–	–	–	–	–	2,652	24,568
Purchase of Treasury Stock	(40)	(*)	–	(811)	–	–	(811)
Issuance of Common Stock in acquisition of VoicePump	161	(*)	3,651	–	–	–	3,651
Issuance of Treasury Stock upon exercise of stock options	451	(*)	–	10,841	(6,752)	–	4,089
Issuance of Treasury Stock upon purchase of ESPP shares	53	(*)	–	1,287	(503)	–	784
Income tax benefit from stock options exercised	–	–	531	–	–	–	531
Balance at December 31, 2001	26,873	$ 27	$ 155,969	$ (8,623)	$ 128,952	$ 2,652	$ 278,977

(*) Represents an amount lower than $1.

The accompanying notes are integral part of the consolidated financial statements.

(US dollars in thousands) Years Ended December 31,	2001	2000	1999
Operating activities			
Net income	$ 21,916	$ 49,835	$ 54,579
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,233	2,758	2,455
In - process Research and Development write-off	–	11,869	–
Increase (decrease) in deferred revenue	–	(90)	54
Increase (decrease) in deferred income taxes, net	2,450	(1,337)	8,487
Net gains on sale of property and equipment	(12)	–	–
Capital gains from realization of investments (*)	–	(57,593)	(58,931)
Acquired assets and workforce	–	–	(2,000)
Impairment of tangible, intangible and amortization of goodwill	964	2,764	885
Accrued interest and amortization of premium on held to maturity marketable securities	(1,389)	(2,617)	–
Equity in earnings of affiliate	(105)	(2,644)	(2,475)
Minority interest in losses of subsidiary	(173)	(627)	–
Decrease (increase) in trade receivable	2,502	(6,301)	(4,714)
Decrease (increase) in other accounts reccivable and prepaid expenses	(421)	(3)	246
Decrease (increase) in inventories	717	468	(1,101)
increase in other assets	(210)	(230)	–
Increase (decrease) in trade payable	(2,262)	2,009	3,719
Increase in accrued compensation and benefits	757	802	1,652
Increase (decrease) in accrued severance pay, net	109	(44)	10
Increase in tax benefit related to exercise of stock option	531	2,429	1,591
Increase (decrease) in income taxes payable	(1,113)	2,931	(2,446)
Increase in accrued royalties	251	1,669	156
Increase (decrease) in accrued expenses and other accounts payable	(2,247)	3,575	484
Net cash provided by operating activities	$ 25,498	$ 9,623	$ 2,651

(*) Reclassified

The accompanying notes are integral part of the consolidated financial statements.

(US dollars in thousands) Years Ended December 31,	**2001**	2000	1999
Investing activities			
Purchase of held to maturity marketable securities and bank deposits	**$ (194,020)**	$ (154,992)	$(131,357)
Proceeds from sale and maturity of held to maturity marketable securities and bank deposits	**162,930**	120,038	48,715
Purchases of property and equipment	**(4,507)**	(3,403)	(5,167)
Proceeds from sale of property and equipment	**148**	57	–
Proceeds from realization of investment in an investee (*)	–	63,023	46,048
Investment in investees	–	(5,353)	(1,241)
Cash acquired in acquisition of consolidated subsidiary	–	106	–
Net cash provided by (used in) investing activities	**(35,449)**	19,476	(43,002)
Financing activities			
Issuance of Common Stock for cash upon exercise of options and employee stock purchase plan	**4,873**	15,559	20,432
Issuance of Common Stock to investor	–	–	34,369
Issuance of shares to minority shareholders in consolidated subsidiary	–	112	–
Purchase of treasury stock	**(811)**	(20,513)	(2,710)
Net cash provided by (used in) financing activities	**4,062**	(4,842)	52,091
Increase (decrease) in cash and cash equivalents	**(5,889)**	24,257	11,740
Cash and cash equivalents at beginning of year	**45,035**	20,778	9,038
Cash and cash equivalents at end of year	**$ 39,146**	$ 45,035	$ 20,778
Supplemental disclosures of cash flow activities			
Cash paid during the period for:			
Taxes on income	**$ 3,806**	$ 26,035	$ 17,300
Cash acquired in acquisition of VoicePump Inc.			
Estimated fair value of assets acquired and liabilities assumed of the subsidiary at the date of acquisition:			
Working capital (excluding cash and cash equivalents)	**$ –**	$ (127)	$ –
Property and equipment	–	(17)	–
Minority interest in subsidiary at date of acquisition	**(737)**	91	–
In-process research and development	–	(10,907)	–
Goodwill	**(2,914)**	(3,832)	–
Issuance of DSP Group shares	**3,651**	14,898	–
	$ –	$ 106	$ –

(*) Reclassified

The accompanying notes are integral part of the consolidated financial statements.

1. General

DSP Group, Inc. (the "Company") is involved in the development and marketing of digital signal processing cores used in a wide range of applications for industries such as wireless communications, broadband communications, VoIP, multimedia, advanced telecommunications systems and personal computing. By combining its DSP core technology with its advanced speech processing algorithms, DSP Group also delivers a wide range of enabling application-specific Integrated Circuits (ICs), such as ICs for fully featured Integrated Digital Telephony (IDT) products and applications, including 900 MHz and 2.4 GHz wireless technologies and for IP telephony applications.

The Company has four synergetic product families:

- Integrated Digital Telephony (IDT) - a family of chips, com prised of Speech and Telephony chips and Cordless Telephony chips.
- Voice Over Packet - a DSP based, highly integrated speech processor targeted for the low to medium density Integraed Accesses Device (IAD), Residential gateway and IP telephony markets.
- DSP Cores - Digital Signal Processor Cores is a family of programmable digital signal processors that, when com bined with other hardware elements such as memories and input/output devices, forms a software enabled chip that is targeted for specific applications.
- TrueSpeech - a family of proprietary speech compression algorithms software.

The Company has six wholly owned subsidiaries: DSP Group Ltd. (DSP Group Israel), an Israeli corporation primarily engaged in research, development, marketing, sales, technical support and certain general and administrative functions; RF Integrated Systems Inc. (RF US), a USA corporation primarily engaged in research and development of RF technology for wireless products; Nihon DSP K.K. (DSP Japan), a Japanese corporation primarily engaged in marketing and technical support activities; DSP Group Europe SARL, a French corporation primarily engaged in marketing and technical support activities; Voicecom Ltd. (Voicecom), an Israeli corporation primarily engaged in research and development for 900 MHz and 2.4 GHz wireless telephony products (In 2001 all Voicecom activities were transferred to DSP Group Israel); and VoicePump, Inc. (VoicePump) a USA corporation primarily engaged in the design, research, development and marketing of software applications for the Voice Over DSL (VoDSL) and Voice Over Internet Protocol (VoIP).

Revenues derived from the Company's largest reseller Tomen Electronics represented 56%, 52% and 47% of the Company's revenues for 2001, 2000 and 1999, respectively.

VoicePump, Inc.

VoicePump, Inc. (VoicePump) is a US corporation primarily engaged in the design, research, development and marketing of software applications for Voice Over DSL (VoDSL) and Voice Over Internet Protocol (VoIP). In March 2000, the Company acquired (1) approximately 1,960,250 shares of Common Stock of VoicePump from certain shareholders in exchange for approximately 261,000 shares of its Common Stock and a nominal amount of cash (to pay for fractional shares) and (2) approximately 1,027,397 shares of VoicePump common stock directly from VoicePump together with warrants to purchase up to 1,027,397 shares of VoicePump Common Stock at an exercise price of $4.866 per share within two years (of the issuance of the warrant) and up to 1,027,397 additional shares at an exercise price of $4.866 per share within three years (of the issuance of the warrant) for $5,000,000. The shares acquired from VoicePump and its shareholders, for total consideration of $19,898,000, (not including the shares issuable upon exercise of the warrants) represent approximately 73% of the outstanding shares of VoicePump. In addition, the Company received an option to purchase the remaining shares of VoicePump from its original shareholders.

In the second quarter of 2000 the investment in VoicePump was diluted due to exercise of warrants by a VoicePump shareholder to approximately 71% of the outstanding shares of VoicePump. Due to this transaction, the Company recorded in the second quarter of 2000 a loss of $100,000 which was attributed to minority gain in VoicePump's stock issue.The Company's original investment in VoicePump included the excess of purchase price over net assets acquired (approximately $16,070,000 at the date of purchase), which was attributed to in-process research and development and to goodwill. The acquisition was treated on the basis of the purchase method of accounting in accordance with APB No. 16 business combinations. The operating expenses in 2000 include unusual items in the amount of $11,869,000 related to the acquired in-process research and development which was written off in the first quarter of 2000. The write-off was due to unestablished technological feasibility and to no alternative future use of it. Other intangible assets acquired had an estimated fair value of $4,201,000 and were recorded as goodwill to be amortized over seven years. The operations of VoicePump are included in the consolidated statements from the second quarter of year 2000.

In March 2001, the Company exercised its option and acquired the remaining shares of VoicePump (1,210,750 shares), in exchange for 161,433 shares of the Company's Common Stock, as provided in the original stock-purchase agreement executed March 22, 2000. As a result of the purchase of the remaining equity, VoicePump became part of the Company's U.S.-based broadband products group and will continue to focus on the development of its VP100 family of products, first announced in October 2000. The goodwill that was created at the purchase of the remaining shares of VoicePump, in the year 2001, amounted to $2,914,000 and is amortized over the remaining period .The Company's current investment in VoicePump included the excess of its purchase price over the net assets acquired (approximately $5,804,000 as of December 31, 2001), which was attributed to goodwill to be amortized for seven years from the date of purchase (for more information about goodwill amortization, see New Accounting Pronouncements note). Pro forma information in accordance with APB-16 business combinations has not been provided, since the revenues of 2001 and 2000 were not material in relation to total consolidated revenues.

Concentration of Other Risks

All of the Company's integrated circuit products are manufactured by independent foundries. While these foundries have been able to adequately meet the demands of the Company's increasing business, the Company is and will continue to be dependent upon these foundries to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient portion of foundry capacity to meet the Company's needs in a timely manner. To meet the Company's increased wafer requirements, the Company has added additional independent foundries to manufacture its processors. Revenues could be materially and adversely affected should any of these foundries fail to meet the Company's request for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For example, foundries in Taiwan produce a significant portion of the Company's wafer supply. As a result, earthquakes, aftershocks or other natural disasters in Asia, could preclude the Company from obtaining an adequate supply of wafers to fill customer orders and could harm our business, financial condition, and results of operations. Additionally, certain of the raw materials, components, and subassemblies included in the products manufactured by the Company's OEM customers, which also incorporate the Company's products, are obtained from a limited group of suppliers. Disruptions, shortages, or termination of certain of these sources of supply could occur.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with General Accepted Accounting Principles in the United States ("US GAAP").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

The Company generates its revenues from sale of products, software licensing, royalties, maintenance and support fees. The Company sells its products through direct sales force and throughout resellers and distributors. The Company licenses its software to semiconductor companies throughout the world. These semiconductor companies then manufacture, market and sell custom-designed chips to original equipment manufacturers (OEMs) of a variety of electronic products. The Company also licenses its software directly to OEMs.

Product Sales

Product sales of integrated digital telephony (IDT) processors for communications applications, telephony and other products are recognized in accordance with Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition in Financial Statements" when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company generally does not grant a right of return to its customers. The Company maintains provision for product returns in accordance with SFAS No. 48 "Revenue Recognition When Right of Return Exists". The provision was deducted from revenues, and amounted to $123 thousands for the years ended December 31, 2001, 2000 and 1999.

Revenues subject to certain price protection is deferred until such future price changes can be reasonably estimated. The provision for price protection was deducted from revenues, and amounted to $194 thousands, $286 thousands and $322 thousands for the years ended December 31, 2001, 2000 and 1999, respectively.

Software licensing, Royalty and Other Revenues

The Company accounts for software license in accordance with Statement of Position (SOP) 97-2, as amended, "Software Revenue Recognition". SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for one of the delivered elements.

Software licensing revenues are recognized when: (1) collection is probable; (2) delivery has occurred; (3) the license fee is otherwise fixed and determinable; and (4) persuasive evidence of an arrangement exists.

SOP 97-2 specifies that extended payment terms in a software licensing agreements may indicate that the software license fee are not deemed to be fixed or determinable. If the fee is not fixed or determinable, or if collection is questionable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met. However, SOP 97-2 specifies that if the Company has a standard business practice of using extended payment terms in software licensing arrangements and has a history of successfully collecting the software license fees under the original terms of the software licensing arrangement without making concessions, the Company overcomes the presumption that the software license fees are not fixed or determinable. Thus, the Company should recognize the software license fees when all other SOP 97-2 revenue recognition criteria are met. The Company has concluded that for certain software arrangements with extended payment terms, the "fixed or determinable" presumption has been overcome and software license fees have been recognized upon meeting the remaining SOP 97-2 revenue recognition criteria.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. Costs related to insignificant obligations, primarily telephone support, are accrued and recognized upon shipment and are included in cost of revenues. The VSOE of fair value of undelivered elements (maintenance and support fees) is determined based on the price charged for the undelivered element where sold separately.

Certain royalty agreements provide for per unit royalties to be paid to the Company based on shipments by customers of units containing the Company's products. Revenue under such agreements is recognized at the time of shipment by the customers as they are reported to the Company by these customers. Non refundable payment on account of future royalties from similar agreements, are recognized upon payments, provided no future obligation exists. The Company does not grant rights of return on software licensing sales.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosures about the fair value of financial instruments. The carrying values of cash and cash equivalents, short term bank deposits, trade receivables and trade payables approximate fair values due to the short-term maturities of these instruments. The fair value for held to maturity marketable securities is based on amortized cost, and do not differ significantly from the quoted market value. The fair value of available for sale marketable securities are based on quoted market price.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from Intercompany sales not yet realized outside the group, have been eliminated in consolidation.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and peripheral equipment	20-33
Office furniture and equipment	7-10
Motor vehicles	15
Leasehold improvements	(over the terms of the lease)

The Company accounts for asset impairment in accordance with the provisions of SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations, certain identifiable intangibles, and the goodwill related to those assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In this case, an impairment loss is recognized to the extent that the carrying amount exceeds the fair value of the assets. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Such assets are reported at the lower of their carrying amount of fair value, less costs to sell the assets.

Non-royalty-bearing grants

Non-royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time when the Company is entitled to such grants, on the basis of the related costs incurred, and included as a deduction from research and development costs.

The Company recorded grants participation in the amounts of $542 thousands, $ 578 thousands and $70 thousands for the years ended December 31, 2001, 2000 and 1999, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, provisions are made in each period to write inventory down to its net realizable value. Inventories are composed of the following :

(US dollars in thousands) December 31,	2001	2000
Work-in-process	$ 853	$ 34
Finished goods	1,245	2,781
	$ 2,098	$ 2,815

Other Assets

Other assets are composed as follows:

(US dollars in thousands) December 31,	2001	2000
Goodwill	$ 5,804	$ 3,854
Long term prepaid expenses and deposit	615	405
	$ 6,419	$ 4,259

In the beginning of 1999, the Company acquired two integrated groups of engineers, one located in Israel and the other in the United States. These twenty-five engineers specialize in the design of integrated circuits for wireless communications. In addition, the company acquired technology and products, including associated intellectual property, related to 900 MHz narrow-band cordless telephones and 900 MHz spread spectrum cordless telephones.

In connection with the above, the Company capitalized approximately $2.0 million of acquired assets and work force. As of December 31, 1999, the net balance of the workforce was approximately $1.1 million. The Company accounts for asset impairment in accordance with the provisions of FASB Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", accordingly, in the first quarter of 2000 the Company recorded an unusual expense item in the amount of $1,115,000, of which the outstanding balance of the capitalized assets were amortized. Management believes that the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Other Investments

Other investments are comprised of:

(US dollars in thousands) December 31,	2001	2000
Equity method investments:		
AudioCodes Ltd. (1)	$ –	$ 20,417
Available for sale investments:		
AudioCodes Ltd. (1)	25,146	–
Tomen Corporation (2)	292	485
Cost method investments:		
Other investments	98	98
	$ 25,536	$ 21,000

(1) AudioCodes, Ltd.

AudioCodes, Ltd. ("AudioCodes") is an Israeli corporation primarily engaged in design, research, development, manufacturing and marketing hardware and software products that enables simultaneous transmission of voice and data over networks including Internet, ATM and Frame Relay. The Company acquired an approximate 35% ownership in AudioCodes in two separate transactions in 1993 and 1994. In July 1997, AudioCodes completed a private placement of additional equity securities without the participation of the Company and, as a result, the Company's equity ownership interest in AudioCodes was diluted from 35% to approximately 29%. The Company also had an option under certain conditions to purchase up to an additional 5% of the outstanding stock of AudioCodes.

Until March 31, 2001, the Company accounted for its ownership in AudioCodes using the equity method. The Company's original investment in AudioCodes included the excess of purchase price over net assets acquired (approximately $1,907,000 at the date of purchase), which was attributed to developed technology to be amortized over seven years. The private placement by AudioCodes in July 1997 was at a price per share greater than the Company's then current investment in AudioCodes. As a result, even though the Company's ownership interest decreased from 35% to 29%, the Company's proportionate share of the net assets of AudioCodes increased from $816,000 to $1,481,000 at the date of the private placement. This increase in the Company's proportionate share of the net assets of AudioCodes reduced the remaining unamortized excess of purchase price over net assets acquired from $1,080,000 to $415,000 as of the date of the private placement.

In May 1999, the Company exercised its option to purchase approximately 3.5% of the outstanding stock of AudioCodes for approximately $1.2 million. In the same month AudioCodes completed its initial public offering (IPO) and is traded on the Nasdaq SmallCap Market under the symbol AUDC. In its IPO, AudioCodes issued 7.0 million shares at a price of $7.00 per share. As a result, the Company recorded in its consolidated statements of income for 1999 a one-time capital gain in the amount of $11.8 million. This amount was comprised of $9.4 million, from shares sold in the IPO and $2.5 million from the sale of approximately 496,000 AudioCodes shares to the underwriters, to cover their over-allotment option. The gross proceeds to the Company from this sale were approximately $3.2 million. In October 1999, AudioCodes successfully concluded a follow-on public offering of 6.0 million shares at a price of $20.50 per share. In the follow-on, AudioCodes issued and sold 3.0 million shares and an additional 3.9 million shares were sold by shareholders, of which approximately 2.1 million shares were sold by the Company in two separate transactions. The gross proceeds to the Company from these transactions were approximately $42.8 million, and were recorded as additional capital gain in the amount of $47.1 million. This amount was comprised of $10.8 million, which resulted from the public offering and $36.3 million from the sale of approximately 2.1 million AudioCodes shares. As of December 31, 1999, the Company amortized all the remaining portion of the excess of purchase price over net assets.

In January 2000, the Company sold an additional 1,200,000 shares of AudioCodes for approximately $43.8 million and recorded in the first quarter of 2000, an additional capital gain in the amount of $40.0 million. In May 2000 the Company sold addition 500,000 shares of AudioCodes for approximately

$19.2 million and recorded in the second quarter of 2000, an additional capital gain in the amount of $17.6 million. In the fourth quarter of 2000 the Company purchased in the open market 300,000 of AudioCodes shares for approximately $4.9 million. This transaction created an excess of purchase price over net assets acquired (approximately $3.7 million at the date of purchase), which was attributed to goodwill to be amortized over seven years.

The Company currently owns approximately 4.5 million of AudioCodes shares, which represents approximately 11% of its outstanding shares. As of April 1, 2001, the Company no longer maintained a representative on the AudioCodes' Board of Directors, and was not involved in any way in AudioCodes' policy making processes. Therefore, commencing April 1, 2001, the Company does not have significant influence over the operating and financial policies of AudioCodes and thus cannot continue to account for this investment under the equity method of accounting.

As of April 1, 2001, the carrying amount of the investment in AudioCodes, under the equity method of accounting, amounted to $20.5 million. As of April 1, 2001, the investment in AudioCodes was reclassified as available-for-sale marketable securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity - "accumulated other comprehensive income".

As of December 31, 2001, the fair market value of the Company's investment in AudioCodes was approximately $25.1 million.

The consolidated balance sheet as of December 31, 2001 include unrealized gain on available-for-sale marketable securities of $4.6 million, net of unrealized tax expenses of $1.7 million, in the investment in AudioCodes.

The Company's equity in the net income of AudioCodes was $105,000 in the first quarter of 2001, $2,644,000 in 2000, and $2,475,000 in 1999. All shares and per share numbers with respect to AudioCodes have been adjusted to reflect the 2 for 1 Stock Split effected by AudioCodes in October 2000.

(2) Tomen Corporation

In September 2000, the Company invested approximately $485,000 (50.0 million Yen) in shares of its Japanese distributor's parent company, Tomen Corporation, as part of a long strategic relationship. Tomen's shares are traded on the Japanese stock exchange, and are recorded in "Other Investments" on the balance sheets. The Company accounts for investments in debt and equity securities in accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income.

As of December 31, 2001, the fair market value of the Company's investment in Tomen was approximately $292,000.

The condensed consolidated balance sheets as of December 31, 2001 include unrealized loss on available-for-sale marketable securities of $193,700.

Foreign Currency Translations

A majority of the revenues of the Company and its subsidiaries is generated in US dollars ("dollar"). In addition, a substantial portion of the Company's and its subsidiaries costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52 - Foreign Currency Translations. All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses as appropriate, and have not been significant to date

Net Earnings Per Share

Basic net earnings per share is computed based on the weighted average number of shares of Common Stock outstanding during the year. For the same periods, diluted net earnings per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with SFAS No. 128, "Earnings per Share". The following table sets forth the computation of basic and diluted net earnings per share:

(US dollars in thousands except per share amounts)	2001	2000	1999
Numerator:			
Net Income	$ 21,916	$ 49,835	$ 54,579
Denominator:			
Weighted average number of shares of Common Stock outstanding during the period used to compute basic earning per share	26,641	26,616	23,468
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	965	2,053	1,974
Weighted average number of shares of Common Stock used to compute diluted net earnings per share	27,606	28,669	25,442
Basic net earnings per share	$ 0.82	$ 1.87	$ 2.33
Diluted net earnings per share	$ 0.79	$ 1.74	$ 2.15

Options outstanding to purchase approximately 2,670,000, 432,000 and 182,000 shares of Common Stock for the years ended December 31, 2001, 2000 and 1999, respectively, were not included in the computation of diluted net earning per share, because option exercise prices were greater than the average market price of the Common Stock and therefore, the effect would have been antidilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits and trade receivables.

The Company's cash, cash equivalents and short term bank deposits are invested in major US and Israeli banks. Such cash and cash equivalents and short term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions holding the Company's investments are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these investments. The majority of the Company's sales of products are to distributors who in turn sell to manufacturers of consumer electronics products. The Company's software licensing revenues are primarily from customers that have licensed rights to use the Company's DSP Core microprocessor architectures and speech compression technology. No collateral is required from the Company's licensing customers; however, some of the customers pay using letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company's customers are located primarily in Japan, Europe and the United States. The Company performs ongoing credit evaluations of its customers.

Derivative instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For derivative instruments that are designated and qualify as a cash flows hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

To protect against the increase in value of forecasted foreign currency cash flows resulting from salary payments in NIS during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll of its Israeli subsidiary denominated in NIS for a period of two to ten months with forward contracts and put options.

These forward contracts and put options are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective as hedges of these expenses.

As of December 31, 2001, the Company recorded a comprehensive loss amounting to $30.5 thousands which derives from its forward contracts in respect to anticipated payroll payments expected in the year 2002. Such amounts will be recorded into earnings in 2002.

Cash Equivalents

The Company considers all highly liquid investments which are readily convertible to cash with an original maturity of three months or less when purchased to be cash equivalents.

Marketable Securities and Short Term Bank Deposits

Marketable Debt securities have been designated as held to maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The amortized cost of held to maturity securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. The cost of securities matured is based on the specific identification method. Interest on securities classified as held to maturity are included in interest and other income.

Cash deposits originally purchased with a maturity of over three months are considered as short-term investments.

The following is a summary of held-to-maturity securities and short term bank deposits at December 31, 2001 and 2000:

	Amortized Cost		Unrealized gains (losses)		Estimated fair value	
(US dollars in thousands):	**2001**	2000	**2001**	2000	**2001**	2000
Obligations of states and political subdivisions	**$ 63,190**	$ 52,253	**$ (152)**	$ (65)	**$ 63,038**	$ 52,188
Corporate obligations	**147,455**	110,916	**2,261**	1,464	**149,716**	112,380
	$ 210,645	$ 163,169	**$ 2,109**	$ 1,399	**$ 212,754**	$ 164,568

Short term bank deposits amounted to $0 and $14,997 at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the carrying amount of securities approximated the fair value and the amount of unrealized gain or loss was not significant. Gross realized gains or losses for 2001, 2000, and 1999 were not significant. The amortized cost of held-to-maturity debt and securities at December 31, 2001, by contractual maturities, are shown below:

(US dollars in thousands)	Amortized Cost	Estimated fair value
Due in one year or less	$ 70,893	$ 72,641
Due after one year	139,752	140,113
	$210,645	$ 212,754

Severance Pay

The Company's subsidiaries, DSP Group Ltd. and VoicePump, Ltd., have liability for severance pay pursuant to Israeli law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees. The Company's liability is fully provided by monthly deposits with severance pay funds and insurance policies.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

Severance expenses for the years ended December 31, 2001, 2000 and 1999, were approximately $875,000, $890,000, and $593,000, respectively.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, (APB-25), "Accounting for Stock Issued to Employees" and FASB interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN-44") in accounting for its employee stock options. Under APB-25, when the exercise price of the employee's options equals or is higher than the market price of the underlying Company stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of statement No. 123 "Accounting for Stock Based Compensation" (see Note 4).

New Accounting Pronouncements

In June 2001, the Financial SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statements are expected to result in an increase in the net income of $1.033 million per year.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provision of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of FAS 144 will have a significant impact, if any, on the Company's financial position and results of operations.

Income Taxes

The Company and its subsidiaries accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Research and Development Costs

Research and development costs are charged to the statement of operations as incurred.

Advertising expenses

Advertising expenses are carried to the statement of operations as incurred.

Reclassification

Certain amounts from prior years referring to held to maturity marketable securities in the balance sheet and to capital gains in the statements of cash flows have been reclassified to conform with current period presentation.

3. Property And Equipment, Net

Composition of assets, grouped by major classifications, is as follows:

(US dollars in thousands) December 31,	2001	2000
Computers and peripheral equipment	$ 19,395	$ 15,229
Office furniture and equipment	1,138	1,076
Motor vehicles	717	1,145
Leasehold improvements	2,258	2,076
	23,508	19,526
Less accumulated depreciation	15,919	13,075
Depreciated cost	$ 7,589	$ 6,451

4. Stockholders' Equity

Preferred Stock

The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 5,000,000 shares of Preferred Stock in one or more series with such designations, rights, preferences, and limitations as the Board of Directors may determine, including the consideration received, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights, and voting rights.

Dividend Policy

At December 31, 2001, the Company had retained earnings of approximately $129.0 million. The Company has never paid dividends on its Common Stock and presently intends to follow a policy of retaining any earnings for reinvestment in its business.

Stock Split Effected as a Stock Dividend

On January 24, 2000, the Company's Board of Directors declared a stock split to be effected as a stock dividend whereby each holder of record of Common Stock on February 16, 2000 received one additional share of Common Stock for each share then owned. The stock split effected as stock dividend was paid on March 1, 2000.

All shares, stock option and net earnings per share data information in the notes to the consolidated financial statements have been retroactively restated for all periods to reflect the stock split effected as stock dividend.

Stock Issuance to Investor

On February 2, 1999, the Company announced that it had entered into a stock purchase agreement in which the Company issued and sold 4,600,000 new shares of the Company's Common Stock. These shares, representing 19.6% of the Company's outstanding Common Stock at the time of the transaction, were issued for a price of $7.50 per share, or an aggregate of $34.4 million in total net proceeds to the Company. As part of the agreement, the investor may acquire additional shares of the Company in the open market, but may not bring its total holdings to more than 35% of the Company's outstanding shares of Common Stock.

Share Repurchase Program

In March 1999, the Company's Board of Directors authorized a new plan to repurchase up to an additional 2,000,000 shares of the Company's Common Stock from time to time on the open market or in privately negotiated transactions, increasing the total shares authorized to be repurchased to 4,000,000 shares. Accordingly, in 2001, 2000, and 1999, the Company repurchased 40,000, 850,000 and 400,000 shares, respectively, of its Common Stock at an average purchase price of $20.30,

$24.13 and $6.78 per share, respectively, for an aggregate purchase price of approximately $0.8 million, $20.5 million and $2.7 million, respectively. In 2001, 2000 and 1999, the Company issued 504,000, 24,000 and 909,000 shares, respectively, of the Company's Common Stock to employees who have exercised their stock options, and upon purchase of ESPP shares.

Such repurchases of Common Stock are accounted for as treasury stock, and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. In case the repurchasing cost is lower than the issuance price, the Company credits the difference to additional paid in capital.

Stock Purchase Plan and Stock Option Plans

The Company has various stock plans under which employees, consultants, officers, and directors may be granted options to purchase the Company's Common Stock. A summary of the various plans is as follows:

1991 Employee and Consultant Stock Plan

In 1991, the Company adopted the 1991 Employee and Consultant Stock Plan (the "1991 Plan"). Under the 1991 Plan, employees and consultants may be granted incentive or nonqualified stock options or stock purchase rights for the purchase of the Company's Common Stock. The 1991 Plan expired in 2001 and provided for the purchase of up to 8,415,863 shares of the Company's Common Stock.

The exercise price of options under the 1991 Plan shall not be less than the fair market value of the Common Stock for incentive stock options and not less than 85% of the fair market value of the Common Stock for nonqualified stock options at the date of grant, as determined by the Board of Directors. The Company's policy is to grant options at fair value.

Options under the 1991 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Board of Directors. Options under the 1991 Plan expire up to seven years after the date of grant.

1993 Director Stock Option Plan

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Director Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan the Company is authorized to issue nonqualified stock options to purchase up to 550,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The Directors' Plan, following certain amendments in 1996 approved by the Company's stockholders, provides that each person who is an outside director on the effective date of the Directors' Plan and each outside director who subsequently becomes a member of the Board of Directors shall automatically be granted an option to purchase 30,000 shares (the First Option). Thereafter, each outside director shall automatically be granted an option to purchase 10,000 shares (a "Subsequent Option") on January 1 of each year if, on such date, he/she shall have served on the Board of Directors for at least six months. In addition, an option to purchase 10,000 shares of Common Stock (a "Committee Option") is granted on January 1 of each year to each outside director for each committee of the Board on which he or she shall have served as a chairperson for at least six months.

Options granted under the Directors' Plan generally have a term of ten years. The First Option is 25% exercisable after the first year (one-third after the first year for options granted after May 1996) and in quarterly installments over the ensuing three years (one-third at the end of each twelve-month period for options granted after May 1996). Each Subsequent Option becomes exercisable in full on the fourth anniversary from the date of grant (one-third at the end of each twelve-month period from the date of grant for options granted after May 1996).

1993 Israeli Plan

In 1993, the Company adopted the 1993 DSP Group, Inc. Israeli Stock Option Plan (the "1993 Israeli Plan") under which the Company is authorized to issue nonqualified stock options to purchase up to 311,668 shares of the Company's Common Stock at an exercise price equivalent to fair market value. Options are immediately exercisable and expire five years from the date of grant. All options and shares are held in a trust until the later of 24 months from the date of grant or the shares are vested based on a vesting schedule determined by a committee appointed by the Board of Directors.

1998 Non-Officer Employee Stock Option Plan

In 1998, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"). Under the 1998 Plan, employees may be granted non-qualified stock options for the purchase of the Company's Common Stock. Officers and directors of the Company are excluded from participating under the 1998 Plan. The 1998 Plan expires in 2008 and currently provides for the purchase of up to 4,600,000 shares of the Company's Common Stock.

The exercise price of options under the 1998 Plan shall not be less than the fair market value of the Common Stock for nonqualified stock options, as determined by the Board of Directors.

Options under the 1998 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Board of Directors. Options under the 1998 Plan expire up to seven years after the date of grant.

2001 Stock Incentive Plan

In 2001, the Company adopted the 2001 Stock Incentive Plan (the "2001 Plan"). Under the 2001 Plan, employees, directors and consultants may be granted non-qualified stock options and other awards for the purchase of the Company's Common Stock. The 2001 Plan expires in 2011, unless it is terminated by the Board of Directors prior to that date. Initially, 1,000,000 shares of Common Stock are reserved for issuance under the Plan. The number of shares initially reserved was increased by the remaining number of shares reserved under our 1991 Employee and Consultant Stock Plan (184,128 options) and available for grant on the date the Plan was approved by the stockholders.

The Plan authorizes the administrator to grant incentive stock options at an exercise price of not less than 100% (or 110%, in the case of incentive stock options granted to any grantee who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary corporation of the Company) of the fair market value of the Common Stock on the date the option is granted. The exercise price of non-qualified stock options shall not be less than 85% of the fair market value. The exercise price of awards intended to qualify as performance-based compensation for purposes of Code Section 162(m) shall not be less than 100% of the fair market value.

Options under the 2001 Plan are generally exercisable over a 48-month period beginning 12 months after issuance or as determined by the Board of Directors. Options under the 2001 Plan expire up to seven years after the date of grant.

Options that are cancelled or forfeited become available for future grant.

A summary of activity under the 1991 Plan, the 1993 Israeli Plan, the Directors' Plan, the 1998 Plan and the 2001 Plan is as follows:

		Options Outstanding	
(Shares in thousands)	Shares Available For Grant	Shares Under Option Plans	Weighted Average Exercise Price
Balance at January 1, 1999	3,054	3,798	$ 9.09
Authorized	2,400	–	$ –
Granted	(3,600)	3,600	$ 14.33
Exercised	–	(2,272)	$ 8.84
Canceled	316	(316)	$ 9.93
Balance at December 31, 1999	2,170	4,810	$ 13.07
Authorized	500	–	$ –
Granted	(2,262)	2,262	$ 32.71
Exercised	–	(1,438)	$ 10.37
Canceled	348	(348)	$ 11.03
Balance at December 31, 2000	756	5,286	$ 22.34
Authorized	2,000	–	$ –
Granted	(1,499)	1,499	$ 18.55
Exercised	–	(451)	$ 9.07
Canceled	609	(609)	$ 26.87
Expired	(15)	–	$ –
Balance at December 31, 2001	1,851	5,725	$ 21.91

A summary of the weighted average fair exercise price and the number of options exercisable for the years 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Number of options exercisable as of December 31, (options in thousands)	**1,985**	847	78
Weighted average exercise price of exercisable options	**$ 21.51**	$ 15.43	$ 14.36

A summary of the Company's stock option activity and related information as of December 31, 2001, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number of Exercisable Options (in thousands)	Weighted Average Exercise Price
$ 4.50 - $ 9.41	681	3.97	8.28	331	8.44
$ 9.44 - $ 9.44	637	4.08	9.44	342	9.44
$ 9.63 - $ 17.30	410	4.61	13.64	193	11.91
$ 17.90 - $ 17.90	866	6.42	17.90	38	17.90
$ 19.00 - $ 21.94	541	5.76	19.67	155	19.22
$ 22.00 - $ 22.00	895	5.82	22.00	262	22.00
$ 22.27 - $ 39.00	923	5.47	31.82	371	33.54
$ 40.22 - $ 54.06	772	5.44	42.75	293	42.70
	5,725	5.30	$ 21.91	1,985	$ 21.51

Weighted average fair value of options whose exercise price is equal or less than the market price of the shares at date of grant are as follows:

1993 Employee Stock Purchase Plan

Upon the closing of the Company's initial public offering, the Company adopted the 1993 Employee Stock Purchase Plan (the "1993 Purchase Plan"). The Company has reserved an aggregate amount of 700,000 shares of Common Stock for issuance under the 1993 Purchase Plan. The 1993 Purchase Plan provides that substantially all employees may purchase stock at 85% of its fair market value on specified dates via payroll deductions. There were approximately 53,000, 55,000 and 60,000 shares issued under the Purchase Plan in 2001, 2000 and 1999, respectively.

Stock Reserved for Future Issuance

Shares of Common Stock of the Company reserved for future issuance at December 31, 2001, are as follows:

(US dollars in thousands)

Employee Stock Purchase Plan	331
Stock Options	1,851
Undesignated Preferred Stock	5,000
	7,182

Stock Based Compensation

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation" (for grants after December 1999), which requires the use of option valuation models that were not developed for use in valuing employee stock options. For example, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.

The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 3.70%, 4.88 % and 5.5% for 2001, 2000 and 1999, respectively; a dividend yield of 0.0% for each of those years; a volatility factor of the expected market price of the Company's Common Stock of 0.81 for 2001 and 2000 and 0.76 for 1999; and a weighted-average expected life of the option of 2.9 years for 2001, 2000 and 1999.

Weighted average fair value of options grants	**2001**	2000	1999
Exercise price equals fair value at date of grants	**$ 9.63**	$ 29.82	$ 10.61

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, and recorded over the vesting period,consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(US dollars In thousands, except per share data)	2001	2000	1999
Net income as reported	$ 21,916	$ 49,835	$ 54,579
Pro forma net income	$ 4,803	$ 32,284	$ 47,513
Pro forma basic net earnings per share	$ 0.18	$ 1.21	$ 2.03
Pro forma diluted net earnings per share	$ 0.18	$ 1.20	$ 2.03

5. Industry Segment Reporting

The Company has two reportable segments, principally the development and licensing of affordable, high performance, cost effective DSP-based software and the sales of integrated circuits and circuit boards. The information evaluated by the Company's decision makers in deciding how to allocate resources to these segments are total revenues, gross margin and segments assets as presented in the statement of operations and balance sheet.

The accounting policies of the segments are in accordance with the requirement of SFAS 131 "Disclosure About Segments of an Enterprise and Related Information".

Segment revenues, gross margins and assets for the year ended December 31, 2001:

(US dollars in thousands)	DSP Core Technology	IC's and Other	Total
Revenues	$ 25,244	$ 89,430	$114,674
Gross margin	23,993	36,308	60,301
Segment assets	3,282	32,155	35,437

Segment revenues, gross margins and assets for the year ended December 31, 2000:

(US dollars in thousands)	DSP Core Technology	IC's and Other	Total
Revenues	$ 22,910	$ 86,603	$109,513
Gross margin	22,500	38,105	60,605
Segment assets	2,431	27,171	29,602

Segment revenues, gross margins and assets for the year ended December 31, 1999:

(US dollars in thousands)	DSP Core Technology	IC's and Other	Total
Revenues	$ 18,201	$ 58,232	$ 76,433
Gross margin	17,993	25,234	43,227
Segment assets	1,902	24,595	26,497

The following is a summary of operations within geographic areas based on customer locations:

(US dollars in thousands)	2001	2000	1999
Revenue distribution:			
United States	$ 12,138	$ 16,114	$ 7,098
Japan	67,515	61,239	43,758
Europe	9,777	7,645	6,226
Asia (excluding Japan & Israel)	21,772	21,546	15,392
Israel	3,472	2,969	3,959
	$ 114,674	$ 109,513	$ 76,433
Long-lived assets:			
United States	$ 26,416	$ 21,493	$ 21,694
Israel	8,901	7,972	4,742
Other	120	137	61
	$ 35,437	$ 29,602	$ 26,497

6. Commitments and Contingencies

Commitments

The Company and its subsidiaries leases certain equipment and facilities under noncancelable operating leases. The Company has significant leased facilities in Herzelia Pituach, Israel and in Santa Clara, California. In 1996, the Company negotiated the assignment of certain of its Santa Clara facility use obligations to another company (the "Assignee"), which ended in 2000. In 2000, The Company received payments from the Assignee in the Santa Clara facility, of $322,000. In August 1997, the Company entered into a new lease for its Israel facilities in Herzelia Pituach. The lease agreement is effective until November 2003. In December 1999, May 1999 and September 1998, the Company entered into three new leases for additional office space at its Israel facilities in Herzelia Pituach. The lease agreements for the additional spaces are effective until November 2003. VoicePump leases office facilities in Palo Alto, California. The lease is effective from March 2000 until February 2006. Voicepump also leased office facilities for its research and development personal in Schaumburg, Illinois, the lease is effective until November 2003. In November 2000, DSP Japan entered into a new facility in Tokyo, Japan. This new lease is effective until October 2004. The Company has operating lease agreements for its vehicles which terminate in 2003.

At December 31, 2001, the Company is required to make the following minimum lease payments:

(US dollars in thousands)	Year	Amount
	2002	$ 2,299
	2003	2,105
	2004	648
	2005 and there after	214
		$ 5,266

Total rental expense for all leases was approximately $2,078,000, $964,000 (net of sublease income of $322,000), $736,000 (net of sublease income of $322,000), for the years ended December 31, 2001, 2000, and 1999, respectively.

Litigation

The Company is involved in certain claims arising in the normal course of business, including claims that it may be infringing patent rights owned by third parties. The Company is unable to foresee the extent to which these matters will be pursued by the claimants or to predict with certainty the eventual outcome. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

7. Taxes On Income

The provision for income taxes is as follows:

(US dollars in thousands)	2001	2000	1999
Domestic taxes:			
Federal taxes:			
Current	**$ 3,134**	$ 7,405	$ 1,080
Deferred	**91**	(3,286)	6,168
	3,225	4,119	7,248
State taxes:			
Current	**493**	1,798	1,140
Deferred	**8**	(41)	209
	501	1,757	1,349
Foreign taxes:			
Current	**1,935**	24,554	16,684
Deferred	**–**	(65)	365
	1,935	24,489	17,049
Provision for income taxes	**$ 5,661**	$ 30,365	$ 25,646

The tax benefits associated with the exercise of stock options reduced taxes currently payable by $531,000 in 2001, $2,429,000 in 2000, and $1,591,000 in 1999. Such benefits were credited to paid in capital.

Pretax income from foreign operations was $20,762,000, $21,239,000 and $14,965,000 in 2001, 2000 and 1999, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $60.2 million at December 31, 2001. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability and withholding taxes is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

A reconciliation between the Company's effective tax rate assuming all income is taxed at statutory tax rate applicable to the income of the Company and the U.S. statutory rate:

(US dollars in thousands) Years Ended December 31,	2001	2000	1999
Theoretical tax at US statutory tax rate (35%)	**$ 9,653**	$ 28,070	$ 27,276
State taxes, net of federal benefit	**331**	1,142	890
In process R&D and goodwill amortization	**315**	4,344	–
Foreign income taxed at rates other than U.S. rate	**(5,410)**	(3,864)	(3,934)
Different rate from realization of investment	**–**	–	1,179
Tax credits utilized	**–**	(66)	–
Other individually immaterial items	**772**	739	235
	$ 5,661	$ 30,365	$ 25,646

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

(US dollars in thousands)	2001	2000
Deferred tax assets:		
Tax credit carryforwards	$ 383	$ 4,237
Deferred revenue	945	805
Reserves and accruals	1,010	1,387
Total Deferred Tax Assets	2,338	6,429
Valuation allowance	–	(1,875)
Net Deferred Tax Assets	$ 2,338	$ 4,554
Deferred tax liabilities:		
Investment in affiliate	$ (7,345)	$ (5,559)
Other	(196)	–
Deferred Tax Liabilities	(7,541)	(5,559)
Total Net Deferred Taxe Liabilities	$ (5,203)	$ (1,005)

As of December 31, 2001, the Company had foreign tax credit carryovers of approximately $383,000. These foreign tax credit carryovers are available to offset US federal income taxes, subject to certain limitation calculations, and will expire in years 2004 and 2005 if not used. In addition, utilization of the foreign tax credit carryovers may also be subject to an annual limitation based on the change in ownership rules under the Tax Reform Act of 1986.

Management believes that the deferred net tax assets will be realized based on current levels of future taxable income and potentially refundable taxes.

The valuation allowance decreased by $1,875,000 in 2001, and increased by $1,875,000 in 2000.

DSP Group Israel's production facilities have been granted "Approved Enterprise" status under Israeli law in connection with five separate investment plans.

According to the provisions of such Israeli law, DSP Group Israel has chosen to enjoy "Alternative plan benefits," which is a waiver of grants in return for tax exemption. Accordingly, DSP Group Israel's income from an "Approved Enterprise" is tax-exempt for a period of two or four years and is subject to a reduced corporate tax rate of 10% to 25% (based on percentage of foreign ownership) for an additional period of eight or six years, respectively. The tax benefits under these investment plans are scheduled to gradually expire starting from 2005 through 2012.

DSP Group Israel's first and second plans, which were completed and commenced operations in 1994 and 1996, respectively, are tax exempt for two and four years from the first year they have taxable income, respectively, and are entitled to a reduced corporate tax rate of 10% to 25% (based on percentage of foreign ownership) for an additional period of eight and six years, respectively.

The third plan which was completed and commenced operation in 1998 is tax exempt for two years, from the first year it has taxable income and is entitled to a reduced corporate tax rate of 10% to 25% (based on percentage of foreign ownership) for an additional period of eight years from the first year it has taxable income.

The fourth and fifth plans were approved in 1998 and 2001, respectively, which entitles DSP Group Israel to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10% to 25% (based on percentage of foreign ownership) for an additional period of eight years.

Since the Company is operating under more than one approval its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions and the computation is made for income derives from each program on the basis and formulas specified in the law and in the approvals.

The period of tax benefits, as detailed above, is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

The tax exempt income attributable to an "Approved Enterprise" can be distributed to stockholders without subjecting DSP Group Israel to taxes only upon the complete liquidation of DSP Group Israel. The Company has determined that such tax exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to DSP Group Israel's "Approved Enterprise."

Through December 31, 2001, DSP Group Israel has met all the conditions required under these approvals, which include an obligation to invest certain amounts in property and equipment and an obligation to finance a percentage of investments in share capital.

Should DSP Group Israel fail to meet such conditions in the future, however, it could be subject to corporate tax in Israel at the standard rate of 36% and could be required to refund tax benefits already received.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the standard rate of corporate tax in Israel of 36%.

By virtue of such Israeli law, DSP Group Israel is entitled to claim accelerated rates of depreciation on equipment used by an "Approved Enterprise" during the first five tax years from the beginning of such use.

8. Related Party Transactions

From 1993 and until 2000, the Company was engaged in a development and licensing agreement with AudioCodes (see Note 2 Other Investments). Under the agreement, AudioCodes performed certain research and development services for the Company for which the Company paid to AudioCodes a service fee and royalty fees realized from the sale of the technology incorporated in the Company's products. In addition, the company was a supplier of chips to AudioCodes. In 2001, 2000 and 1999 the Company recorded the following:

(US dollars in thousands)		2001		2000		1999
Related Party Transactions						
Revenues:						
Product sales	**$**	**511**	$	1,216	$	861
Licensing	**$**	**41**	$	65	$	92
Cost of revenues:						
Cost of products	**$**	**–**	$	521	$	324
Cost of licensing	**$**	**356**	$	461	$	63
Operating expenses:						
Research and development	**$**	**–**	$	80	$	358
Liabilities as of December 31,	**$**	**100**	$	100	$	109

9. Subsequent Event

On March 15, 2002, the Company confirmed that it was in preliminary discussions regarding a potential combination of its intellectual property licensing business with the business of Parthus Technologies plc, an Irish public company listed on the London Stock Exchange with American Depository Shares traded on the Nasdaq National Market.

Officers and Key Employees

Eli Ayalon
Chairman of the Board
& Chief Executive Officer

Boaz Edan
Vice President, Products Division Manager

Ross Hayden
Vice President, Sales

Leah Sade
Vice President, Human Resources

Gideon Wertheizer
Executive Vice President,
Licensing Division Manager

Moshe Zelnik
Secretary, Vice President,
Finance & Chief Financial Officer

Directors

Eli Ayalon
Chairman of the Board & CEO
DSP Group

Zvi Limon
Chairman, Limon Holdings Ltd.

Yair Shamir
President
VCON Telecommunications Ltd.

Yair Seroussi
Managing Director, Amdeal Ltd.

Patrick Tanguy
CEO, Technal S.A.

Louis Silver
Counsel, Discount Bank & Trust Co.

Independent Auditors

Kost, Forer & Gabai
A member of Ernst & Young
International, Tel Aviv, Israel

General Legal Counsel

Morrison & Foerster LLP
San Francisco, California

Registrar and Transfer Agent

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038

Corporate Headquarters

DSP Group, Inc.
3120 Scott Boulevard
Santa Clara, CA 95054
Tel: (408) 986-4300
Fax: (408) 986-4323
http://www.dspg.com

DSP Group Ltd.
5 Shenkar Street
Herzeliya, 46120, Israel
Tel: (972) 9-952-9696
Fax: (972) 9-954-1234

Sales, Marketing and Support Offices

U.S.A.
DSP Group, Inc.
3120 Scott Boulevard
Santa Clara, CA 95054
Tel: (408) 986-4300
Fax: (408) 986-4323
http://www.dspg.com

Israel
DSP Group Ltd.
5 Shenkar Street
Herzeliya, 46120, Israel
Tel: (972) 9-952-9696
Fax: (972) 9-954-1234
http://www.dspg.com

Europe
DSP Group Europe, SARL
Les Algorithmes, Bat. Aristote A
2000 Route des Lucioles - BP29
06901 Sophia Antipolis - France
Tel: +33 (0) 4 9294 4746
Fax: +33 (0) 4 9294 4747

Japan
Nihon DSP Group K.K.
Koizumi Bldg., 9th Floor
1-29-1 Nishi Gotanda
Shinagawa-ku
Tokyo 141-0031, Japan
Tel: (81) 3-3493-3050
Fax: (81) 3-3493-4427

Korea
DSP Technology Ltd.
#B-414, Champs-Elyesse Center
889-5, Daechi-Dong
Kangnam-ku, Seoul, Korea
Tel: (822) 554-7494
Fax: (822) 554-7495

Hong Kong
DSP Solutions Ltd.
Rm 24,3/F. Block B
Proficient Ind Center
6 Wang Chiu Road
Kowloon, Hong Kong
Tel: (852) 2750-7325
Fax: (852) 2305-0640

Taiwan
Frontek Electronics co, Ltd
2F-2, No 77, Sec. 1
Hsin Tai Wu Road, Hsi Chih
Taipei Hsien, Taiwan, R.O.C.
Tel: (886) 2-2698-8009
Fax: (886) 1-2698-8071

SEC Form 10-K
A copy of the company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by writing to:

DSP Group, Inc.
Attn: Investor Relations
3120 Scott Boulevard
Santa Clara, CA 95054, USA

Quarterly Earnings Release

Quarterly earnings releases will be made available to stockholders upon request. Please note that quarterly reports to stockholders will no longer be published.

Annual Meeting

The Annual Meeting of stockholders will be held on June 24, 2002 at 9:00 a.m. local time at DSP Group, Inc. Corporate Headquarters, USA

WWW.DSPG.COM

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DSP GROUP